

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

Total Number of Pages: 25
Exhibit Index on Page: 23

REQUIRED INFORMATION

See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, for the years ended December 31, 2008, 2007 and 2006.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation

By: 
Charles E. Jarrett
Vice President

Date: March 26, 2009

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

For the Years Ended December 31, 2008, 2007 and 2006

INDEX

Meaden&Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Progressive Corporation

We have audited the accompanying statement of net assets available for benefits of The Progressive Corporation Executive Deferred Compensation Plan (the Plan), as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

During 2008, the Plan adopted Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements."

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

Meaden + Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

March 16, 2009
Cleveland, Ohio



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	December 31	
	2008	2007
ASSETS		
Receivables:		
Employer	$ **592,103**	$ 1,657,235
Pending trade settlement	**56,990**	-
Total Receivables	**649,093**	1,657,235
Investments, at Fair Value:		
Common Shares of The Progressive Corporation (cost: $20,646,255 and $16,124,077)	**15,548,184**	15,353,594
Other investments (cost: $68,232,879 and $70,199,017)	**54,247,995**	78,281,447
Total Investments	**69,796,179**	93,635,041
Total Assets	**70,445,272**	95,292,276
LIABILITIES	-	-
Net Assets Available for Benefits	$ **70,445,272**	$ 95,292,276

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	Year Ended December 31		
	2008	2007	2006
Additions to Net Assets Attributed to:			
Contributions:			
Employer	**$ 6,456,385**	$ 8,624,325	$ 9,197,041
Net appreciation (depreciation) in the fair value of Common Shares of The Progressive Corporation	**(4,327,588)**	(4,180,779)	(4,756,220)
Net appreciation (depreciation) in the fair value of other investments	**(22,067,314)**	(2,525,894)	3,765,302
Net realized gains (losses)	**(1,187,152)**	3,477,579	2,487,985
Dividends	**2,318,560**	6,200,043	3,606,269
Interest	**6,559**	1,380	142
Total Additions	**(18,800,550)**	11,596,654	14,300,519
Deductions from Net Assets Attributed to:			
Benefits paid to participants	**6,046,369**	5,361,897	4,746,115
Short-term trading fees	**85**	570	86
	6,046,454	5,362,467	4,746,201
Net Increase (Decrease)	**(24,847,004)**	6,234,187	9,554,318
Net Assets Available for Benefits:			
Beginning of Year	**95,292,276**	89,058,089	79,503,771
End of Year	**$ 70,445,272**	$ 95,292,276	$ 89,058,089

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2008

1 Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the "Plan") became effective January 1, 1995, and is currently maintained pursuant to a 2008 Amendment and Restatement and one amendment thereto. The Plan permits eligible executives of The Progressive Corporation (the "Company") and its subsidiaries to defer all, or a portion, of their bonuses, restricted stock awards and incentive awards payable under certain bonus and incentive plans of the Company. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company's Board of Directors. Plan participation is voluntary.

Eligible executives who wish to participate in the Plan must sign an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must sign a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award relates. Deferral agreements relating to Restricted Stock Awards must be signed before the year in which the award is granted. Participants may transfer their fund balances on a daily basis, limited to two transfers per quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for the purposes of the Employee Retirement Income Security Act of 1974 ("ERISA") and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. However, deferrals of Restricted Stock Awards shall be deemed to be invested in Common Shares of the Company for six months and one day, following vesting of such awards. Effective March 17, 2005, the Plan was amended so that any Deferral of a Restricted Stock Award granted on or after March 17, 2005, shall be deemed to be invested in the Company Stock Fund until the Deferral Account has been distributed or withdrawn. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant's account balance bears to the total account balances for all participants. Each participant's benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account, will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant's investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

1 Description of the Plan, Continued

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled or experiences an unforseeable emergency. Participants desiring to elect a fixed deferral period must do so irrevocably at the time the deferral agreement is signed. Distributions made on account of the participant's death, disablility, unforseeable emergency or change in control of the Company will be paid in a lump sum.

Distributions made on account of the participant's termination of employment or expiration of a fixed deferral period will be paid in either a lump sum, in three, five or ten annual installments, as elected by the participant. Distributions of deferred Restricted Stock Awards granted in 2005 and later years will be made in Common Shares; all other Plan distributions will be made in cash.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

2 Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2 Summary of Significant Accounting Policies, Continued

Investment Valuation:

Effective May 19, 2008, the Fidelity Dividend Growth Fund was frozen to new contributions and exchanges in. At the close of business on August 19, 2008, all participant balances in the Fidelity Dividend Growth Fund were liquidated and the proceeds were invested in the Vanguard Institutional Index Fund.

The Board of Directors of The Progressive Corporation declared an extraordinary cash dividend of $.1450 per Common Share, payable on January 31, 2008, to shareholders of record at the close of business on December 31, 2007.

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these mutual funds were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect Plan investments.

Fair Value:

During 2008, the Plan adopted SFAS 157, "Fair Value Measurements," which became effective on January 1, 2008. SFAS 157, which applies to financial assets and liabilities, establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

In accordance with SFAS 157, we have categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1 : Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government securities and active exchange-traded equity securities).

2 Summary of Significant Accounting Policies, Continued

Fair Value, continued:

Level 2 : Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 : Inputs that are unobservable. Unobservable inputs reflect the reporting entity's subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

The composition of the investment portfolio as of December 31 was:

Description	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$ 54,247,995	$ 54,247,995	$ -	$ -
Common equities	15,548,184	15,548,184	-	-
Total	$ 69,796,179	$ 69,796,179	$ -	$ -

Description	12/31/2007	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$ 78,281,447	$ 78,281,447	$ -	$ -
Common equities	15,353,594	15,353,594	-	-
Total	$ 93,635,041	$ 93,635,041	$ -	$ -

2 Summary of Significant Accounting Policies, Continued

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, either withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

3 Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2008 and 2007, by fund, were as follows:

Investment Options	Total Number of Shares	Net Asset Share Value
2008		
The Progressive Stock Fund	1,049,843.58	14.81
Templeton World Fund-Class A	74,391.08	10.73
Fidelity Diversified International Fund	261,608.56	21.51
Wasatch Small Cap Growth Fund	50,313.66	20.60
FMA Small Company Portfolio	104,888.80	13.22
American Advantage Small Cap Value Fund	130,529.79	11.52
Fidelity Mid-Cap Stock Fund	115,698.24	15.61
Vanguard Institutional Index Fund	152,709.98	82.54
Vanguard Value Index Fund	244,615.42	16.08
Vanguard Growth Index Fund	13,140.38	20.30
Vanguard Mid-Cap Index Fund	16,097.98	11.82
Vanguard Total International Stock Index Fund	65,613.08	10.79
Vanguard Small-Cap Index Fund	7,201.39	20.40
Oakmark Equity and Income Fund	411,138.74	21.56
PIMCO Total Return Fund (Admin)	980,477.16	10.14
Fidelity Retirement Money Market Fund	5,433,545.88	1.00

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2008

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Value
2007		
The Progressive Stock Fund	801,335.81	19.16
Templeton World Fund-Class A	85,167.53	18.80
Fidelity Diversified International Fund	281,700.24	39.90
Wasatch Small Cap Growth Fund	57,994.03	35.41
FMA Small Company Portfolio	109,992.71	18.52
American Advantage Small Cap Value Fund	133,023.65	17.22
Fidelity Mid-Cap Stock Fund	135,202.03	29.24
Vanguard Institutional Index Fund	99,919.52	134.14
Vanguard Value Index Fund	226,865.14	25.94
Vanguard Growth Index Fund	6,527.13	33.23
Vanguard Mid-Cap Index Fund	8,668.13	20.76
Vanguard Total International Stock Index Fund	49,205.11	19.89
Vanguard Small-Cap Index Fund	5,204.96	32.60
Fidelity Dividend Growth Fund	237,926.10	29.40
Oakmark Equity and Income Fund	411,183.53	26.88
PIMCO Total Return Fund (Admin)	974,335.22	10.69
Fidelity Retirement Money Market Fund	5,809,261.73	1.00

4 Investment Programs

At December 31, 2008 and 2007, there were 89 and 93 (respectively) Plan participants with contributions in one or more of the following funds:

Investment Options	Number of Participants
2008	
The Progressive Stock Fund	51
Templeton World Fund-Class A	22
Fidelity Diversified International Fund	55
Wasatch Small Cap Growth Fund	27
FMA Small Company Portfolio	31
American Advantage Small Cap Value Fund	15
Fidelity Mid-Cap Stock Fund	5
Vanguard Institutional Index Fund	63
Vanguard Value Index Fund	31
Vanguard Growth Index Fund	8
Vanguard Mid-Cap Index Fund	41
Vanguard Total International Stock Index Fund	8
Vanguard Small-Cap Index Fund	5
Oakmark Equity and Income Fund	48
PIMCO Total Return Fund (Admin)	39
Fidelity Retirement Money Market Fund	34

4 Investment Programs, Continued

Investment Options	Number of Participants
2007	
The Progressive Stock Fund	51
Templeton World Fund-Class A	25
Fidelity Diversified International Fund	59
Wasatch Small Cap Growth Fund	29
FMA Small Company Portfolio	29
American Advantage Small Cap Value Fund	18
Fidelity Mid-Cap Stock Fund	42
Vanguard Institutional Index Fund	57
Vanguard Value Index Fund	34
Vanguard Growth Index Fund	3
Vanguard Mid-Cap Index Fund	3
Vanguard Total International Stock Index Fund	5
Vanguard Small-Cap Index Fund	3
Fidelity Dividend Growth Fund	40
Oakmark Equity and Income Fund	50
PIMCO Total Return Fund (Admin)	39
Fidelity Retirement Money Market Fund	30

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

5 Investments

The Plan's investments and unrealized appreciation (depreciation) at December 31, 2008 and 2007, were as follows:

2008	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)
Common Shares				
The Progressive Corporation	1,049,843.58	$ 20,646,255	$ 15,548,184	$ (5,098,071)
Other Investments				
Templeton World Fund-Class A	74,391.08	1,302,221	798,216	(504,005)
Fidelity Diversified International Fund	261,608.56	7,499,103	5,627,200	(1,871,903)
Wasatch Small Cap Growth Fund	50,313.66	1,800,456	1,036,461	(763,995)
FMA Small Company Portfolio	104,888.80	1,977,442	1,386,630	(590,812)
American Advantage Small Cap Value	130,529.79	2,440,417	1,503,703	(936,714)
Fidelity Mid-Cap Stock Fund	115,698.24	2,722,818	1,806,050	(916,768)
Vanguard Institutional Index Fund	152,709.98	16,303,676	12,604,682	(3,698,994)
Vanguard Value Index Fund	244,615.42	6,605,935	3,933,416	(2,672,519)
Vanguard Growth Index Fund	13,140.38	311,639	266,750	(44,889)
Vanguard Mid-Cap Index Fund	16,097.98	325,639	190,278	(135,361)
Vanguard Total International Stock Index Fund	65,613.08	1,250,648	707,965	(542,683)
Vanguard Small-Cap Index Fund	7,201.39	235,750	146,909	(88,841)
Oakmark Equity and Income Fund	411,138.74	9,691,965	8,864,151	(827,814)
PIMCO Total Return Fund (Admin)	980,477.16	10,331,624	9,942,038	(389,586)
Fidelity Retirement Money Market	5,433,545.88	5,433,546	5,433,546	-
		68,232,879	54,247,995	(13,984,884)
Total Assets Held for Investment		$ 88,879,134	$ 69,796,179	$ (19,082,955)

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2008

5 Investments, Continued

	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)
2007				
Common Shares				
The Progressive Corporation	801,335.81	$ 16,124,077	$ 15,353,594	$ (770,483)
Other Investments				
Templeton World Fund-Class A	85,167.53	1,527,334	1,601,149	73,815
Fidelity Diversified International Fund	281,700.24	8,079,465	11,239,840	3,160,375
Wasatch Small Cap Growth Fund	57,994.03	2,153,736	2,053,568	(100,168)
FMA Small Company Portfolio	109,992.71	2,085,683	2,037,065	(48,618)
American Advantage Small Cap Value	133,023.65	2,581,098	2,290,667	(290,431)
Fidelity Mid-Cap Stock Fund	135,202.03	3,243,554	3,953,307	709,753
Vanguard Institutional Index Fund	99,919.52	10,120,448	13,403,205	3,282,757
Vanguard Value Index Fund	226,865.14	6,509,271	5,884,882	(624,389)
Vanguard Growth Index Fund	6,527.13	216,003	216,897	894
Vanguard Mid-Cap Index Fund	8,668.13	192,971	179,950	(13,021)
Vanguard Total International Stock Index Fund	49,205.11	1,018,520	978,690	(39,830)
Vanguard Small-Cap Index Fund	5,204.96	178,692	169,682	(9,010)
Fidelity Dividend Growth Fund	237,926.10	6,477,441	6,995,027	517,586
Oakmark Equity and Income Fund	411,183.53	9,702,288	11,052,613	1,350,325
PIMCO Total Return Fund (Admin)	974,335.22	10,303,251	10,415,643	112,392
Fidelity Retirement Money Market	5,809,261.73	5,809,262	5,809,262	-
		70,199,017	78,281,447	8,082,430
Total Assets Held for Investment		$ 86,323,094	$ 93,635,041	$ 7,311,947

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2008

5 Investments, Continued

The Plan's net realized gains and losses were as follows:

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2008			
The Progressive Stock Fund	$ 1,010,412	$ 1,124,323	$ (113,911)
Templeton World Fund-Class A	230,144	285,990	(55,846)
Fidelity Diversified International Fund	1,352,990	1,254,175	98,815
Wasatch Small Cap Growth Fund	309,138	475,001	(165,863)
FMA Small Company Portfolio	184,754	207,711	(22,957)
American Advantage Small Cap Value Fund	273,104	382,545	(109,441)
Fidelity Mid-Cap Stock Fund	554,297	693,008	(138,711)
Vanguard Institutional Index Fund	1,387,392	1,411,795	(24,403)
Vanguard Value Index Fund	510,814	651,835	(141,021)
Vanguard Growth Index Fund	106,394	125,566	(19,172)
Vanguard Mid-Cap Index Fund	7,754	8,765	(1,011)
Vanguard Total International Stock Index Fund	430,403	594,965	(164,562)
Vanguard Small-Cap Index Fund	16,124	30,267	(14,143)
Fidelity Dividend Growth Fund	6,227,045	6,557,155	(330,110)
Oakmark Equity and Income Fund	1,142,866	1,128,037	14,829
PIMCO Total Return Fund (Admin)	1,361,272	1,360,917	355
Fidelity Retirement Money Market Fund	1,835,361	1,835,361	-
Total Net Realized Gains (Losses)	$ 16,940,264	$ 18,127,416	$ (1,187,152)

5 Investments, Continued

2007			
The Progressive Stock Fund	$ 1,274,262	$ 892,359	$ 381,903
Templeton World Fund-Class A	677,575	618,950	58,625
Fidelity Diversified International Fund	1,661,648	1,084,966	576,682
Wasatch Small Cap Growth Fund	413,989	393,548	20,441
FMA Small Company Portfolio	876,117	744,550	131,567
American Advantage Small Cap Value Fund	572,688	560,010	12,678
Fidelity Mid-Cap Stock Fund	513,877	381,867	132,010
Vanguard Institutional Index Fund	1,358,083	970,262	387,821
Vanguard Value Index Fund	409,778	434,456	(24,678)
Vanguard Total International Stock Index Fund	44,284	43,290	994
Vanguard Small-Cap Index Fund	880	890	(10)
Fidelity Dividend Growth Fund	462,961	410,346	52,615
Washington Mutual Investors Fund-Class A	6,972,710	5,338,157	1,634,553
Oakmark Equity and Income Fund	608,948	483,291	125,657
PIMCO Total Return Fund (Admin)	1,024,887	1,038,166	(13,279)
Fidelity Retirement Money Market Fund	1,107,651	1,107,651	-
Total Net Realized Gains (Losses)	$ 17,980,338	$ 14,502,759	$ 3,477,579

2006	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
The Progressive Stock Fund	$ 4,516,678	$ 3,008,882	$ 1,507,796
Templeton World Fund-Class A	142,936	134,165	8,771
Fidelity Diversified International Fund	793,432	481,877	311,555
Wasatch Small Cap Growth Fund	586,353	575,518	10,835
FMA Small Company Portfolio	354,183	320,061	34,122
American Advantage Small Cap Value Fund	110,683	105,304	5,379
Fidelity Mid-Cap Stock Fund	620,767	471,098	149,669
Vanguard Institutional Index Fund	1,331,039	997,697	333,342
Fidelity Dividend Growth Fund	381,417	335,717	45,700
Washington Mutual Investors Fund-Class A	306,495	275,232	31,263
Oakmark Equity and Income Fund	325,776	267,855	57,921
PIMCO Total Return Fund (Admin)	905,854	914,222	(8,368)
Fidelity Retirement Money Market Fund	1,138,289	1,138,289	-
Total Net Realized Gains (Losses)	$ 11,513,902	$ 9,025,917	$ 2,487,985

6 Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The Trustee is required to hold all Trust assets exclusively for the benefit of the Plan's participants and beneficiaries and general creditors of the Company and its participating subsidiaries.

The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

7 Related Party

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions. The Plan paid no fees in 2008, 2007 or 2006 for investment management or Trust services.

8 Administration of the Plan

The Plan is administered by a Committee consisting of not less than three members of the Company's Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan's provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

9 Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

10 Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	23	Consent of Meaden & Moore Independent Accountants, dated March 20, 2009, to incorporate by reference their report dated March 16, 2009	24

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. § 240.0-3 (b) & (c)). Other copies of this Annual Report on Form 11-K are not similarly paginated.

EXHIBIT NO. 23

Consent of Meaden & Moore, Independent Accountants, dated March 20, 2009, to incorporate by reference their report dated March 16, 2009

Meaden&Moore

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of The Progressive Corporation on Form S-8 (File No. 33-57121) filed on December 29, 1994, of our report dated March 16, 2009, on our audits of the financial statements of The Progressive Corporation Executive Deferred Compensation Plan as of December 31, 2008 and 2007 and for the three years ending December 31, 2008, which report is incorporated by reference in this Annual Report on Form 11-K.

Meaden + Moore, Ltd.

Meaden & Moore, Ltd

Cleveland, Ohio
March 20, 2009



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
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